Ex-99.IRANNOTICE

Iran Related Activities Disclosure

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

During 2019, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.